InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

July 9, 2010

Securities and Exchange Commission
Washington, DC
To: Damon Colbert

RE:     InnerLight Holdings, Inc.
           Registration No 333-152430

Responses to your comment letter dated July 8, 2010 regarding Post-effective amendment to Form S-1.

The Company desires the effective date of the post effective amendment to be July 9, 2010.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin Brogan
President and Chief Executive Officer
InnerLight Holdings, Inc.